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                                                                    EXHIBIT 12.1


Contact:  Brent A. Hanby
          Executive Vice President and Chief Financial Officer
          (501) 756-1700
          E-mail address: bhanby@nhci.com


                          NATIONAL HOME CENTERS, INC.
                     ANNOUNCES REVISED TENDER OFFER AMOUNT

     Springdale, Arkansas (October 5, 2001) - National Home Centers, Inc. (NASDAQ SmallCap: NHCI), announced today that its Board of Directors, upon the recommendation of a special independent committee, approved a revised proposal from the Chairman and Chief Executive Officer, Dwain A. Newman, to purchase all of the outstanding shares of National Home Centers common stock not already owned by him for a price of $1.40 per share. The offer price represents a 22% premium over the closing price of National Home Centers common stock on October 4, 2001. The Board voted to recommend that the minority shareholders accept the tender offer when made by Mr. Newman.

     On August 14, 2001, the Company announced that Mr. Newman had notified the Board that he intended to offer $1.20 per share for the approximately 2,607,404 shares of common stock not controlled by Mr. Newman. Duff & Phelps, LLC, a Chicago-based investment banking and financial advisory firm, was engaged by the special committee to act as its financial advisor and to determine whether the offer price was fair to the minority shareholders. After discussions with the special committee, Mr. Newman notified the special committee that he had revised his initial offer price to $1.40. Duff & Phelps has analyzed the offer and intends to render an opinion to the special committee that, as of the date of such opinion, the revised offer price is fair from a financial point of view to the minority shareholders.

     Mr. Newman indicated that he expected to deliver formal tender offer documents to the shareholders prior to October 31, 2001, and that the offer would remain open for at least thirty days. After completion of the tender offer, the Company will cease trading on the NASDAQ SmallCap market and will no longer be subject to reporting requirements of the Securities and Exchange Commission. Mr. Newman has indicated that any shares not purchased in the offer will be acquired for the same price in cash in a second-step merger.

     THE DESCRIPTION CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NATIONAL HOME CENTERS, INC. aT THE TIME THE TENDER OFFER IS COMMENCED, MR. NEWMAN WILL FILE A TENDER OFFER STATEMENT AND NATIONAL HOME CENTERS, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
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     THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER
DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF NATIONAL HOME CENTERS, INC., AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

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